Mana Behbin

+1.202.373.6599

mana.behbin@morganlewis.com

October 11, 2018

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	City National Rochdale Strategic Credit Fund
(File Nos. 333-224912 and 811-23348)

Dear Mr. Williamson:

This letter responds to the comments we received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) by telephone on October 9, 2018 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of City National Rochdale Strategic Credit Fund (the “Fund”), as filed with the SEC on October 2, 2018. Following are the Staff’s comments and the Fund’s responses thereto. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1.

Comment: In the expense example on Page 28 of the Prospectus, the year one and year three amounts appear to be calculated based on a $10,000 investment, not the $1,000 assumption in the introductory paragraph to the Example. In addition, it appears that the contractual fee waiver may be included in the calculation for year two and three expenses reflected in the three year amount. However, the gross expense ratio should be used for calculating year two and three expenses since the waiver is contractual for only one year. Please revise the Example or advise as appropriate.

Morgan, Lewis & Bockius LLP

One Federal Street
Boston, MA 02110	+1.617.341.7700
United States	+1.617.341.7701

October 11, 2018

Response: The Fund has revised the Example to reflect expenses equal to $20 for one year and $73 for three years. The Fund has also included expenses equal to $128 for five years and $279 for 10 years.

2.

Comment: The Staff notes that in response to a prior comment of the Staff the Fund included a statement in the Prospectus that “if the equity tranche of a CLO covers 10% of the collateral’s principal, should a default or decrease in expected payments to the CLO occur, that deficiency typically will first affect the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency and would bear up to 10% of such losses.” The Staff believes that this disclosure is confusing as it is the Staff’s understanding that the equity tranche would bear 100% of such losses (i.e., 100% of the equity tranche would cover and bear the 10% of losses). Please confirm the Staff’s understanding and undertake to revise disclosure in the final Prospectus included in the Rule 497 filing, providing model draft disclosure.

Response: In response to the Staff’s comment, the Fund has made a clarifying revision to the disclosure on pages 8 and 33 of the Prospectus and page 61 of the SAI as follows, and undertakes to include this revised disclosure in the final Prospectus and SAI to be included in the Rule 497 filing:

For instance, if the equity tranche of a CLO covers 10% of the collateral’s principal, should a default or decrease in expected payments to the CLO occur, that deficiency typically will first affect the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency and would bear all of up to 10% of the collateral’s losses.

3.	Comment: Please include the name of the Sub-Adviser in Note 3 of the Notes to Financial Statements on Page 87 of the SAI.

Response: The Fund has revised the disclosure to read as follows:

As of September 27, 2018 the Adviser has appointed CIFC Investment Management LLC (the “Sub-Adviser”) as the Fund’s sub-adviser to manage the investment and reinvestment of the Fund’s assets as shall be allocated to the Sub-Adviser by the Adviser from time to time, subject to the supervision and direction of the Adviser and the Board.

*  *  *  *  *

October 11, 2018

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599 or Paul Raymond at 617.951.8567.

The Fund will separately request acceleration of the effective date of the Registration Statement.

Sincerely yours,

/s/ Mana Behbin

Mana Behbin

cc:	Garrett D’Alessandro

Paul B. Raymond